

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 8, 2013

Via E-mail
Mr. John W. Gamble, Jr.
Executive Vice President and Chief Financial Officer
Lexmark International, Inc.
One Lexmark Centre Drive
740 West New Circle Road
Lexington, KY 40550

      Re: **Lexmark International, Inc.**
               Form 10-K for the Fiscal Year Ended December 31, 2012
               Filed February 26, 2013
               File No. 001-14050

Dear Mr. Gamble:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                       Sincerely,

                                       /s/ Kathleen Collins

                                       Kathleen Collins
                                       Accounting Branch Chief